UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29197 / March 31, 2010

	:
In the Matter of	:
	:
LINCOLN INVESTMENT ADVISORS CORPORATION	:
LINCOLN VARIABLE INSURANCE PRODUCTS	:
TRUST	:
	:
Lincoln Investment Advisors Corporation	:
One Granite Place	:
Concord, N.H. 03301	:
	:
Lincoln Variable Insurance Products Trust	:
1300 S. Clinton Street	:
Fort Wayne, Indiana 46802	:
	:
(812-13732)	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust
filed an application on December 22, 2009, and an amendment to the application on
March 26, 2010, requesting an order under section 6(c) of the Investment Company Act
of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2
under the Act. The order would permit applicants to enter into and materially amend
subadvisory agreements without shareholder approval and would also grant relief from
certain disclosure requirements.

On March 9, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29170). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless

a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Lincoln Investment Advisors Corporation and Lincoln Variable Insurance Products Trust (File No. 812-13732) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary